FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of February 2005
                                 2 February 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky  Broadcasting  Group plc announcing Interim Results released on 2 February 2005


                                                                 2 February 2005

                       BRITISH SKY BROADCASTING GROUP PLC
               Results for the six months ended 31 December 2004

  BSkyB announces 192,000 net DTH subscriber additions for the second quarter, 25% year on year operating profit (before goodwill) growth, and a 44% increase in earnings per share (before goodwill and exceptional items) to 12.1 pence

- Net DTH subscriber growth of 192,000 in the quarter to over 7.6 million

- Sky+ households increase by 168,000 in the quarter to 642,000

- Multiroom households increase by 116,000 in the quarter to 473,000

- Total revenue increases by 10% to GBP1,945 million

- Operating profit before goodwill increases by 25% to GBP354 million

- Earnings before goodwill and exceptional items increase by 44% to GBP234 million

- Profit after tax up 18% to GBP154 million

- Earnings per share before goodwill and exceptional items increase by 44% to
  12.1 pence

- Interim dividend of 4 pence per share declared, an increase of 45%

Commenting on the announcement, James Murdoch, Chief Executive said:

"The business delivered a strong set of financial results in the first half year with good sales and profit growth.

During the quarter, we launched a number of important initiatives consistent with the long-term growth strategy we outlined in August 2004. We have a full programme of work ahead of us in 2005, including the continued roll-out of our segmentation project and implementation of new customer management systems. We will continue to develop these and other initiatives in pursuit of our long-term strategic goals and targets."

Enquiries:

Analysts/Investors:

Andrew Griffith                            Tel: 020 7705 3118
Robert Kingston                            Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles                              Tel: 020 7705 3267
Robert Fraser                              Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com

Finsbury:

James Murgatroyd                           Tel: 020 7251 3801

There will be a presentation to analysts and investors at 09:30 a.m. (GMT) today at The Grange City Hotel, 8-14 Cooper's Row, London, EC3N 2BQ.

A conference call with the press will be held at 11:00 a.m. (GMT) today. To register for this, please contact Simon Moyes at Finsbury on +44 20 7251 3801.

A conference call for US analysts and investors will be held at 10.30 a.m. (EST) today. Details of this call have been sent to North American institutions and can be obtained from John Sutton at Taylor Rafferty on +1 212 889 4350.

A live webcast of the presentation to analysts and investors, together with this press release, will be available today on Sky's corporate website which may be found at www.sky.com/corporate. Interviews with James Murdoch, CEO, and Jeremy Darroch, CFO, in video/audio and transcript will be available from 7:00 a.m.
(GMT) today at www.sky.com/corporate and at www.cantos.com.

OVERVIEW

On 4 August 2004, Sky announced a range of initiatives to deliver on its long-term growth strategy. During the three months to 31 December 2004 ("the quarter"), Sky has made good progress on the work outlined in August 2004 and, with a full programme planned for 2005, is in a strong position to make continued progress on its long-term strategy.

The Group has delivered a strong financial performance during the six months to 31 December 2004 ("the period"), with a 44% increase in earnings per share (before goodwill and exceptional items). Total revenues increased by 10% over the six months to 31 December 2003 ("the comparable period") to GBP1,945 million and, for the first time, the Group generated over GBP1 billion of revenue during a single quarter. Operating profit before goodwill increased by 25% on the comparable period to GBP354 million, resulting in an operating profit margin before goodwill of 18.2%, up from 16.0% for the comparable period.

Profit after tax for the period grew to GBP154 million, with earnings per share before goodwill and exceptional items of 12.1p, an increase of 44% on the comparable period. During the quarter, the Group returned GBP128 million to shareholders through a share buy-back programme and an interim dividend payment of 4 pence per share has been declared.

OPERATING REVIEW

At 31 December 2004, the total number of direct-to-home ("DTH") digital satellite subscribers in the UK and Ireland was 7,609,000, representing a net increase of 192,000 subscribers in the quarter. Sky remains on track to achieve its target of eight million DTH subscribers by 31 December 2005.

The total number of Sky+ households increased by a record 168,000 in the quarter to 642,000, which represents 8.4% penetration of total DTH subscribers. Whilst continuing to penetrate the existing subscriber base, Sky+ also attracts consumers who previously had not chosen Sky. 28% of new Sky+ households in the quarter were first time subscribers.

The growth in Sky+ penetration has also led to further good growth in the number of households taking two or more subscriptions. The total number of Multiroom households increased by 116,000 in the quarter to 473,000, which represents 6.2% penetration of total DTH subscribers. The total number of Multiroom subscriptions reached 500,000 at 31 December 2004 as some households take more than two subscriptions.

DTH churn for the quarter (annualised) was 9.5%, a decrease of 0.3% points on the three months to 30 September 2004 ("the first quarter").

Annualised average revenue per DTH subscriber ("ARPU") in the period was GBP386, an increase of GBP17 over the comparable period and GBP9 over the first quarter.

On 1 October 2004, Sky launched a long-term marketing drive to encourage consumers to re-appraise the Sky brand and the range of content available from pay television. The 'What do you want to watch' advertising campaign was launched across numerous media including television, press and cinema and featured a wide array of content from channels retailed by Sky.

New pricing and packaging initiatives have been introduced since 1 October to broaden the range of entry points to pay-TV. These included the launch of the premium 'Sky+160' product, more focused marketing of the popular Family Pack, a new entry level Sky 'starter pack' and a free satellite offering. Also, installation costs have been waived on all popular Sky packages, eliminating the higher upfront costs for subscribers not choosing the top tier 'Sky World' package. The development of these marketing initiatives will continue to roll-out during 2005.

Sky has continued to invest in quality programming to increase customer loyalty and satisfaction, and to drive subscriber growth. On 12 October 2004, Sky announced that it had been awarded exclusive live rights by the Rugby Football Union to English international and domestic rugby union until the end of the 2009/10 season. The new agreement covers the five seasons from the start of the 2005/06 season and follows on from the current TV agreement. Under this new agreement, Sky Sports will broadcast live all of England's Autumn Internationals and over 30 Zurich Premiership matches each season. With exclusive Heineken European Cup Rugby and all Southern Hemisphere rugby, including the Lions Tour in June 2005, Sky Sports will show over 100 live rugby union games this year.

On 14 December 2004, the England and Wales Cricket Board ("ECB") announced its intention to award exclusive live rights to all international and domestic cricket in England and Wales from 2006 to 2009 to Sky. Under the new agreement, it is proposed that Sky will broadcast live all of England's home Test and One-Day International matches, including the Ashes series in 2009, Twenty20 matches and a number of Natwest series games.

Sky One's new season launched on 14 September 2004 with a new on-air look and a strong line-up of both international and newly commissioned British shows, including 'Deadwood', 'the 4400', 'Battlestar Galactica', 'Hex', a new series of 'Dream Team', 'The Long Way Round' and reality event 'The Match'.

The finale of 'The Match,' on Sunday 10 October, delivered the second best ever peak audience for Sky One, recording a higher viewing share than BBC2, Channel 4 and 'five' in multichannel homes. The continued investment in Sky One and focus on peak time programming is delivering a strong Winter schedule, with new series of '24' and 'Nip/Tuck' and new shows such as 'Rescue Me'.

Multichannel TV viewing in Sky digital households continues to grow year-on-year, accounting for over 50% of viewing for the first time, according to the viewing figures from the Broadcasters' Audience Research Board ("BARB") at 31 December 2004. The combined multichannel TV viewing share in Sky digital households of 51% compares favourably to digital terrestrial television households where the large majority of viewing, around 80%, continues to be of the five analogue terrestrial channels, BBC1, BBC2, ITV1, Channel 4 and 'five'.

Sky's wholly-owned channels recorded the highest ever weekly combined share of TV viewing in the week ending 2 January 2005, achieving 9.6% of total TV viewing in all TV households. Live sports events such as Liverpool vs Chelsea, the movie premier of Bruce Almighty and Sky News enabled Sky to win a higher viewing share in all TV households than Channel 4 for a full week for the first time.

On 23 November 2004, Sky Movies announced a multi-year exclusive UK agreement to broadcast The Academy Awards from 2005. For the 77th Academy Awards on 27 February 2005, Sky has launched network-wide coverage which included full reporting of the nominations in January and culminates with live uninterrupted coverage of the event itself on Sky Movies. Extended highlights and additional themed programming will be shown on Sky One, Sky Travel and the Biography Channel, with up-to-the-minute news coverage on Sky News.

FINANCIAL REVIEW

Revenue

Total revenues increased by 10% on the comparable period to GBP1,945 million.

DTH revenues increased by 11% on the comparable period to GBP1,426 million. This was mainly driven by 6% growth in the average number of DTH subscribers and a 5% increase in the average revenue per DTH subscriber following the January and September 2004 prices rises and increased Multiroom revenues.

Cable wholesale revenues increased by 6% to GBP109 million, an increase of GBP6 million on the comparable period. Adjusting for a one-off receipt of audit monies received from NTL in the first quarter of last year, this represents a GBP10 million increase on the comparable period. With the level of subscribers remaining broadly flat, the increase is attributable to the wholesale price changes in January and September 2004 and the carriage of Sky Sports Extra and PREMPLUS.

An 8% increase in advertising revenues on the comparable period to GBP159 million reflects growth of 5% in the overall UK television advertising sector and continued growth in the Group's share of the sector to 11.6%. The Group outperformed UK television advertising sector growth in 2004 and, with the majority of agency deals now in place, expects this to continue in 2005.

SkyBet revenues increased by GBP27 million on the comparable period to GBP118 million and underlying gross margin in SkyBet increased to 10%, reflecting strong growth in betting and gaming through interactive TV.

Lower revenues from the SkyBuy retail service, and from the expiry of a number of contracts and services, led to an 18% reduction in Sky Active revenues on the comparable period to GBP46 million. Underlying revenues in Sky Active (excluding these items) rose by 11% to GBP42 million, reflecting growth in areas such as interactive advertising, games and third party betting and gaming.

Other revenues increased by 4% on the comparable period to GBP87 million, mainly due to the growth of set-top box revenues associated with the increase in Sky+ and Multiroom sales.

Programming costs

Total programming costs increased by GBP25 million on the comparable period to GBP808 million.

Sports costs increased by GBP33 million to GBP373 million. As previously announced, all contracts, including the new FA Premier League ("FAPL") contract and the new Football Association ("FA") contract are now amortised on a straight-line basis across the season, resulting in a greater charge in the first half of the financial year. Adjusting for the effect of this change, sports costs would have reduced by GBP24 million on the comparable period. This underlying reduction is principally due to savings achieved in the renewal of the FAPL and FA contracts, slightly offset by the Ryder Cup, a bi-annual event, and cricket's ICC Champions Trophy, both of which occurred in September 2004.

Other programming costs, including Movies, News, Entertainment and Third Party Channels, reduced by GBP8 million on the comparable period to GBP435 million. This reduction has been mainly driven by savings in US-dollar denominated movies costs, partially offset by the increased investment in Sky One programming.

Gross margin (defined as total revenues less total programming costs, divided by total revenue) increased from 55.7% for the comparable period to 58.5%. On a like-for-like basis (adjusting for the effect of the change in sports rights amortisation phasing noted above) gross margin would have increased by 6 percentage points.

Other operating costs

Other operating costs before goodwill increased by GBP83 million on the comparable period to GBP783 million.

Marketing costs were GBP258 million, an increase of GBP43 million on the comparable period. This increase was driven by higher acquisition and retention costs, reflecting increased direct marketing and installation offers across all product categories, and increased above-the-line spend due to the launch of the 'What do you want to watch' advertising campaign and marketing of the new Sky One schedule. The Group continues to expect above-the-line marketing costs to increase by 40% to 50% in the 2005 financial year compared to the 2004 financial year.

Betting costs increased by GBP20 million to GBP106 million, in-line with the increase in SkyBet revenue.

The remaining other operating costs, including subscriber management costs, transmission and related function costs and administration costs, increased by GBP20 million on the comparable period to GBP419 million. This was primarily due to costs associated with an expanding broadcast and support infrastructure, including the Advanced Technology Centre, IT systems and an increased number of own-productions.

During the quarter the Group sold its 49.5% investment in Granada Sky Broadcasting ("GSB") to ITV for GBP14 million cash consideration. After deducting the carrying value of the investment in GSB and writing back the original goodwill relating to the increase of the Group's interest in GSB to 49.5% in March 1998, which had previously been eliminated against reserves, the disposal generated an accounting loss under UK GAAP of GBP23 million in the quarter.

After goodwill of GBP57 million, the Group's share of operating profits of joint ventures of GBP8 million, loss on disposal of the groups share in GSB of GBP23 million (as above) and net interest payable of GBP32 million, the Group made a profit before tax of GBP250 million.

Taxation

The total net tax charge for the period was GBP96 million. This reflects a current tax charge of GBP66 million and a deferred tax charge of GBP30 million. Excluding the effect of goodwill, joint ventures and exceptional items, the Group's underlying effective tax rate on ordinary activities has moved from 29.9% for the comparable period to 30.6%, as a result of a decrease in the proportion of allowable tax deductions.

The mainstream corporation tax liability for the period was GBP71 million and, in accordance with the quarterly instalment regime, GBP36 million was paid in January 2005.

Earnings

Profit after tax for the period grew by 18% on the comparable period to GBP154 million, generating earnings per share of 12.1 pence, an increase of 3.7 pence per share on the comparable period.

Cashflow

Earnings before interest, tax, depreciation and amortisation ("EBITDA"), excluding exceptional items, were 18% higher on the comparable period at GBP402 million. The Group continued to reduce net debt by a further GBP60 million to GBP369 million at 31 December 2004. In addition to strong growth in EBITDA, the Group also realised GBP14 million from the sale of the Group's 49.5% investment in GSB to ITV and GBP9 million from the receipt of dividends and net funding repayments from joint ventures. The Group utilised cash in a number of areas including the share buy-back programme (GBP128 million), capital expenditure (GBP123 million), dividend payments relating to the final dividend for the 2004 financial year (GBP63 million), net interest payments (GBP32 million) and taxation (GBP28 million).

During the period, the Group made progress on a number of capital expenditure and infrastructure projects in line with the plans outlined on 4 August 2004. This has led to an increase in capital expenditure of GBP58 million on the comparable period to GBP123 million. The Group spent GBP51 million on a combination of infrastructure projects including the acquisition of four freehold properties previously leased at its Osterley Campus and construction work on several other projects, including the new Sky News Centre, which commenced production of the 'five' news service on 29 December 2004. Investment in the customer relationship management ("CRM") programme during the period amounted to GBP25 million as the Group continues the programme of work started in 2002 to upgrade its customer service systems. A total of GBP19 million was incurred on the final stages of the construction and fit-out of the Advanced Technology Centre ("ATC") building. The remaining GBP28 million, regarded as 'core' or 'maintenance' capital expenditure, was spent on IT infrastructure, broadcast equipment and new product development, including High Definition TV, which is expected to launch in 2006.

IFRS

The Group is required to adopt International Financial Reporting Standards ('IFRS') in the preparation of its consolidated financial statements from 1 July 2005. The Group's first results reported under IFRS will therefore be the results for the quarter ended 30 September 2005. In order to provide comparative information under IFRS in advance, the Group intends to release its results for the year to 30 June 2005, restated under IFRS, in September 2005. Information regarding the Group's transition to IFRS was provided in the Group's 2004 Annual Report and further details will be given in the Group's interim results presentation today.

Dividend

As part of the Group's financial strategy, the Directors are declaring an interim dividend of 4 pence per Ordinary Share. The ex-dividend date will be 30 March 2005 and the dividend will be paid on 22 April to shareholders of record on 1 April 2005.

CORPORATE

At the Company's AGM on 12 November 2004, Sky received approval from shareholders to repurchase up to 97 million shares, representing approximately five per cent of issued share capital. During the quarter, Sky repurchased for cancellation 22.8 million shares for a total consideration of GBP128 million, including stamp duty and commissions. The Company intends to continue to distribute surplus cash to shareholders through the buy-back programme, within the limits of available distributable reserves and subject to market conditions.

Use of non-GAAP financial information

This results announcement contains certain information on the Group's results and cash flows that have been derived from amounts calculated in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"), but are not themselves UK GAAP measures. This should not be viewed in isolation as alternatives to the equivalent UK GAAP measure and should be read in conjunction with the equivalent UK GAAP measures. Further disclosures are also provided under "Use of Non-GAAP Financial Information" in Appendix 2.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with regard to DTH subscriber growth, advertising revenue growth and marketing expenditure.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group's activities, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report on Form 20-F for the year ended 30 June 2004. Copies of the Annual Report on Form 20-F are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix 1

Subscribers to Sky Channels


                                      Prior year   Q1 2004/05      Q2 2004/05
                                        Q2 as at        as at           as at
                                        31/12/03     30/09/04        31/12/04

DTH homes1,2                           7,208,000    7,417,000       7,609,000

Total TV homes in the UK and
Ireland3                              25,955,000   26,176,000      26,249,000

DTH homes as a percentage of
total UK and Ireland TV
homes                                         28%          28%             29%

Cable - UK                             3,282,000    3,305,000       3,292,000
Cable - Ireland                          580,000      575,000         584,000
Total Sky pay homes                   11,070,000   11,297,000      11,485,000
DTT - UK 4                             2,075,000    3,451,000       4,216,000
Total Sky homes                       13,145,000   14,748,000      15,701,000

Total Sky homes as a
percentage of total UK and
Ireland TV homes                              51%          56%             60%

Sky+ homes                               250,000      474,000         642,000

Multiroom homes5                         237,000      357,000         473,000

1: Includes DTH subscribers in Republic of Ireland (347,000 as at 31 December
   2004).
2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.
3: Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at January 2005). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July with results available in September (latest figures as at July 2004).
4: DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 1 January 2005). These figures may include Sky or Cable homes that already take multichannel TV.
5: Multiroom includes households subscribing to more than one set-top box. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)


Appendix 2

Use of Non-GAAP Financial Information

A summary of certain non-GAAP measures included in this results announcement, together with the most comparable GAAP measure and descriptions of certain non-GAAP measure, is shown below.


--------------------   ---------------------------------------------------------
Non-GAAP measure       Most comparable GAAP measure
--------------------   ---------------------------------------------------------
Operating profit       Operating profit
before goodwill
--------------------   ---------------------------------------------------------
Earnings before        Profit after taxation
goodwill and
exceptional items
--------------------   ---------------------------------------------------------
Earnings per share     Earnings per share
before goodwill and
exceptional items
--------------------   ---------------------------------------------------------
EBITDA                 Operating profit
--------------------   ---------------------------------------------------------




Glossary

--------------------   ---------------------------------------------------------
Useful definitions     Description
--------------------   ---------------------------------------------------------
ARPU                   Average Revenue Per User: the amount spent by the Group's
                       residential subscribers in the quarter, divided by the
                       average number of residential subscribers in the quarter,
                       annualised.
--------------------   ---------------------------------------------------------
Churn                  The rate at which subscribers relinquish their
                       subscriptions, expressed as a percentage of total
                       subscribers.
--------------------   ---------------------------------------------------------
CRM                    Customer Relationship Management
--------------------   ---------------------------------------------------------
Digibox                Digital satellite reception equipment
--------------------   ---------------------------------------------------------
Earnings before        Profit on ordinary activities after taxation before
goodwill and           goodwill and exceptional items
exceptional items
--------------------   ---------------------------------------------------------
EBITDA                 Earnings before interest, taxation, depreciation and
                       amortisation is calculated as operating profit before
                       depreciation and amortisation or impairment of goodwill
                       and intangible assets
--------------------   ---------------------------------------------------------
Effective tax rate     Corporation tax charge expressed as a percentage of
                       Profit before Tax, goodwill, interest, exceptional items
                       and share of results of joint ventures
--------------------   ---------------------------------------------------------
Mainstream Corporation Current corporation tax charge for the year
Tax liability
--------------------   ---------------------------------------------------------
Multichannel viewing   Share of viewers of non-analogue television
share
--------------------   ---------------------------------------------------------
Multiroom              Installation of one or more additional digiboxes in the
                       household of an existing subscriber
--------------------   ---------------------------------------------------------
PVR                    Personal Video Recorder: Digital TV receiver which
                       utilises a built in hard disk drive to enable viewers to
                       record without videotapes, pause live TV, and record one
                       programme while watching another
--------------------   ---------------------------------------------------------
SBO                    Sky Box Office: Sky's pay-per-view service offering
                       films, sporting events and concerts
--------------------   ---------------------------------------------------------
Set-top box            Digital satellite reception equipment
--------------------   ---------------------------------------------------------
Sky +                  Sky's fully-integrated Personal Video Recorder (PVR) and
                       satellite decoder
--------------------   ---------------------------------------------------------
Transponder            Wireless communication devices on satellites which send
                       programming signals to minidishes.
--------------------   ---------------------------------------------------------
Viewing                Number of people viewing a channel as a percentage of
share                  total viewing audience
--------------------   ---------------------------------------------------------


Consolidated Profit and Loss Account for the half year ended 31 December 2004

----------------   ----- ------------   ------------   ----------   ------------  -----------   ---------    ---------
                               Before                                     Before     Goodwill
                         goodwill and   Goodwill and      2004/05   goodwill and          and     2003/04      2003/04
                          exceptional    exceptional    Half year    exceptional  exceptional   Half year    Full year
                                items          items        Total          items        items       Total        Total
                                 GBPm           GBPm         GBPm           GBPm         GBPm        GBPm         GBPm
                   Notes   (unaudited)    (unaudited)  (unaudited)    (unaudited)  (unaudited) (unaudited)    (audited)
----------------   ----- ------------   ------------   ----------   ------------  -----------   ---------    ---------
Turnover:
Group and
share of joint
ventures'
turnover                        1,983              -        1,983          1,809            -       1,809        3,738
Less: share of
joint ventures'
turnover                          (38)             -          (38)           (43)           -         (43)         (82)
Group turnover         2        1,945              -        1,945          1,766            -       1,766        3,656
----------------   ----- ------------   ------------   ----------   ------------  -----------   ---------    ---------
Operating
expenses, net          3       (1,591)           (57)      (1,648)        (1,483)         (58)     (1,541)      (3,175)
----------------   ----- ------------   ------------   ----------   ------------  -----------   ---------    ---------
EBITDA                            402              -          402            341            -         341          702
Depreciation                      (48)             -          (48)           (58)           -         (58)        (102)
Amortisation           8            -            (57)         (57)             -          (58)        (58)        (119)
----------------   ----- ------------   ------------   ----------   ------------  -----------   ---------    ---------
Operating profit                  354            (57)         297            283          (58)        225          481
----------------   ----- ------------   ------------   ----------   ------------  -----------   ---------    ---------
Share of joint
ventures' and
associates'
operating
results                             8              -            8             (5)           -          (5)           5
Loss on
disposal of
investments in
joint ventures       4,9            -            (23)         (23)             -            -           -            -
Profit on
disposal of
fixed asset
investments          4,9            -              -            -              -            2           2           51
Amounts
written back
to fixed asset
investments,
net                  4,9            -              -            -              -           24          24           24
Profit on
ordinary
activities
before
interest and
taxation                          362            (80)         282            278          (32)        246          561
----------------   ----- ------------   ------------   ----------   ------------  -----------   ---------    ---------
Interest
receivable and
similar income                     15              -           15              3            -           3           10
Interest
payable and
similar charges                   (47)             -          (47)           (45)           -         (45)         (91)
Profit on
ordinary
activities
before taxation                   330            (80)         250            236          (32)        204          480
----------------   ----- ------------   ------------   ----------   ------------  -----------   ---------    ---------
Tax on profit
on ordinary
activities             5          (96)             -          (96)           (74)           -         (74)        (158)
Profit on
ordinary
activities
after taxation                    234            (80)         154            162          (32)        130          322
----------------   ----- ------------   ------------   ----------   ------------  -----------   ---------    ---------
Equity dividends       6                                      (77)                                    (53)        (116)
Retained profit
for the period        10                                       77                                      77          206
----------------   ----- ------------   ------------   ----------   ------------  -----------   ---------    ---------
Earnings per
share - basic          7        12.1p          (4.1p)        8.0p           8.4p        (1.7p)       6.7p        16.6p
Earnings per
share - diluted        7        12.0p          (4.1p)        7.9p           8.3p        (1.6p)       6.7p        16.6p
----------------   ----- ------------   ------------   ----------   ------------  -----------   ---------    ---------

All results relate to continuing operations.
There were no recognised gains or losses in either period other than those included within the profit and loss account.
The accompanying notes are an integral part of this consolidated profit and loss account.






Consolidated Profit and Loss Account for the three months ended 31 December 2004

-------------------------- ------------   ------------   -------------    ------------   -----------   ------------
                                 Before                   Three months          Before      Goodwill   Three months
                           goodwill and   Goodwill and        ended 31    goodwill and           and       ended 31
                            exceptional    exceptional   December 2004     exceptional   exceptional  December 2003
                                  items          items           Total           items         items          Total
                                   GBPm           GBPm            GBPm            GBPm          GBPm           GBPm
                             (unaudited)    (unaudited)     (unaudited)     (unaudited)   (unaudited)    (unaudited)
-------------------------- ------------   ------------   -------------    ------------   -----------   ------------
Turnover:
Group and share of joint
ventures' turnover                1,024              -           1,024             938             -            938
Less: share of joint
ventures' turnover                  (19)             -             (19)            (22)            -            (22)
Group turnover                    1,005              -           1,005             916             -            916
-------------------------- ------------   ------------   -------------    ------------   -----------   ------------
Operating expenses, net            (841)           (28)           (869)           (784)          (29)          (813)
-------------------------- ------------   ------------   -------------    ------------   -----------   ------------
EBITDA                              188              -             188             166             -            166
Depreciation                        (24)             -             (24)            (34)            -            (34)
Amortisation                          -            (28)            (28)              -           (29)           (29)
-------------------------- ------------   ------------   -------------    ------------   -----------   ------------
Operating profit                    164            (28)            136             132           (29)           103
-------------------------- ------------   ------------   -------------    ------------   -----------   ------------
Share of joint ventures'
and associates'
operating results                     7              -               7              (8)            -             (8)
Loss on disposal of
investments in
joint ventures                        -            (23)            (23)              -             -              -
Profit on disposal of
fixed asset investments               -              -               -               -             2              2
Amounts written off
fixed asset investments               -              -               -               -            (1)            (1)
Profit on ordinary
activities before
interest and taxation               171            (51)            120             124           (28)            96
-------------------------- ------------   ------------   -------------    ------------   -----------   ------------
Interest receivable and
similar income                        8              -               8               2             -              2
Interest payable and
similar charges                     (25)             -             (25)            (21)            -            (21)
Profit on ordinary
activities before
taxation                            154            (51)            103             105           (28)            77
-------------------------- ------------   ------------   -------------    ------------   -----------   ------------
Tax on profit on ordinary
activities                          (42)             -             (42)            (37)            -            (37)
Profit on ordinary
activities after taxation           112            (51)             61              68           (28)            40
-------------------------- ------------   ------------   -------------    ------------   -----------   ------------
Equity dividends                                                   (77)                                         (53)
Retained loss
for the period                                                     (16)                                         (13)
-------------------------- ------------   ------------   -------------    ------------   -----------   ------------
Earnings per share - basic         5.8p          (2.7p)           3.1p            3.6p         (1.5p)          2.1p
Earnings per share -
diluted                            5.8p          (2.7p)           3.1p            3.6p         (1.5p)          2.1p
-------------------------- ------------   ------------   -------------    ------------   -----------   ------------


Consolidated Balance Sheet at 31 December 2004

-----------------------------  -------   -----------   -----------    --------
                                         31 December   31 December     30 June
                                                2004          2003        2004
                                                GBPm          GBPm        GBPm
                                 Notes    (unaudited)   (unaudited)   (audited)
-----------------------------  -------   -----------   -----------    --------
Fixed assets
Intangible assets                    8           360           478         417
Tangible assets                                  451           346         376
Investments                          9            27            37          35
                                                 838           861         828
-----------------------------  -------   -----------   -----------    --------
Current assets
Stocks                                           627           662         375
Debtors: Amounts falling due
         within one year
         - deferred tax
           assets                                 45            50          49
         - other                                 339           393         321
                                                 384           443         370
-----------------------------  -------   -----------   -----------    --------
Debtors: Amounts falling due
         after more than one
         year
         - deferred tax
           assets                                 76           128         102
         - other                                  36            61          42
                                                 112           189         144
-----------------------------  -------   -----------   -----------    --------
Cash and liquid resources
- current asset investments                        -             -         173
- cash at bank and in hand                       707           318         474
                                                 707           318         647
-----------------------------  -------   -----------   -----------    --------
                                               1,830         1,612       1,536
-----------------------------  -------   -----------   -----------    --------
Creditors: Amounts falling
           due within one
           year
           - other creditors                  (1,481)       (1,399)     (1,170)
-----------------------------  -------   -----------   -----------    --------
Net current assets                               349           213         366
-----------------------------  -------   -----------   -----------    --------
Total assets less current
liabilities                                    1,187         1,074       1,194
-----------------------------  -------   -----------   -----------    --------
Creditors: Amounts falling
           due after more
           than one year
           - long-term
             borrowings                       (1,076)       (1,077)     (1,076)
           - other
             creditors                           (27)          (24)        (28)
                                              (1,103)       (1,101)     (1,104)
-----------------------------  -------   -----------   -----------    --------
Provisions for liabilities
and charges                                       (1)            -           -
                                                  83           (27)         90
-----------------------------  -------   -----------   -----------    --------
Capital and reserves - equity
Called-up share capital             10           960           970         971
Share premium                       10         1,437         1,428       1,437
ESOP reserve                        10           (23)           (9)        (30)
Merger reserve                      10           186           262         222
Special reserve                     10            14            14          14
Capital redemption reserve          10            11             -           -
Profit and loss account             10        (2,502)       (2,692)     (2,524)
Shareholders' funds (deficit)       10            83           (27)         90
-----------------------------  -------   -----------   -----------    --------

The accompanying notes are an integral part of this consolidated balance sheet.



Consolidated Cash Flow Statement for the half year ended 31 December 2004

------------------------------  ------     ---------     ---------   ---------
                                             2004/05       2003/04     2003/04
                                           Half year     Half year   Full year
                                                GBPm          GBPm        GBPm
                                 Notes    (unaudited)   (unaudited)   (audited)
------------------------------  ------     ---------     ---------   ---------

Net cash inflow from operating
activities                        11a            407           401         882

Dividends received from joint
ventures                                           7             3           4
------------------------------  ------     ---------     ---------   ---------
Returns on investments and
servicing of finance
Interest received and similar
income                                            17             3           7
Interest paid and similar
charges                                          (49)          (51)        (89)
Net cash outflow from returns
on investments and servicing
of finance                                       (32)          (48)        (82)
------------------------------  ------     ---------     ---------   ---------
Taxation
UK corporation tax paid                          (25)          (21)        (55)
Consortium relief paid                            (3)           (3)         (3)
Net cash outflow from taxation                   (28)          (24)        (58)
------------------------------  ------     ---------     ---------   ---------
Capital expenditure and
financial investment
Payments to acquire tangible
fixed assets                                    (123)          (65)       (132)
Receipts from sales of fixed
asset investments                                  -            68         116
Net cash (outflow) inflow from
capital expenditure and
financial investment                            (123)            3         (16)
------------------------------  ------     ---------     ---------   ---------
Acquisitions and disposals
Funding to joint ventures and
associates                                        (4)           (2)         (5)
Repayments of funding from
joint ventures and associates                      6             3           6
Receipts from sale of
investments in joint ventures                     14             -           -
Net cash inflow from
acquisitions and disposals                        16             1           1
------------------------------  ------     ---------     ---------   ---------
Equity dividends paid                            (63)            -         (53)
------------------------------  ------     ---------     ---------   ---------
Net cash inflow before
management of liquid resources
and financing                                    184           336         678
------------------------------  ------     ---------     ---------   ---------
Management of liquid resources                    79          (175)       (511)
------------------------------  ------     ---------     ---------   ---------
Financing
Proceeds from issue of
Ordinary Shares                                    2            10          20
Purchase of own shares for
Employee Share Ownership Plan                      -             -         (22)
Share buy-back                                  (128)            -           -
Capital element of finance
lease payments                                     -             -          (1)
Net decrease in debt due after
more than one year                11b              -           (75)        (75)
Net cash outflow from
financing                                       (126)          (65)        (78)
------------------------------  ------     ---------     ---------   ---------
Increase in cash                  11b            137            96          89
------------------------------  ------     ---------     ---------   ---------


The accompanying notes are an integral part of this consolidated cash flow statement.

Notes to Financial Statements

1  Basis of preparation

The interim accounts for the half year ended 31 December 2004 have been prepared in accordance with accounting policies consistent with those applied in the accounts for the year ended 30 June 2004, which were approved by the Directors on 3 August 2004. The interim accounts for the six months ended 31 December 2004 do not constitute statutory accounts and are unaudited, but have been formally reviewed by Deloitte & Touche LLP. Their report is not modified in any respect. The interim accounts were approved by the Board on 1 February 2005.

The financial information for the 2003/04 full year is extracted from the financial statements for that year which have been filed with the Registrar of Companies. The auditors' report on those financial statements was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

2  Turnover

The Group's turnover, whilst deriving from one class of business, has been analysed as follows:

----------------------------     ----------          ---------       ---------
                                    2004/05            2003/04         2003/04
                                  Half year          Half year       Full year
                                       GBPm               GBPm            GBPm
                                 (unaudited)        (unaudited)       (audited)
----------------------------     ----------          ---------       ---------

DTH subscribers                       1,426              1,285           2,660
Cable subscribers                       109                103             215
Advertising                             159                147             312
Sky Bet (i)                             118                 91             191
Sky Active (i)                           46                 56             116
Other                                    87                 84             162
                                      1,945              1,766           3,656
----------------------------     ----------          ---------       ---------

(i) Additional detail has been provided with regard to the analysis of interactive revenues between the Group's betting and games revenues - "Sky Bet" - and other interactive revenues - "Sky Active" - and the prior year comparatives have been restated accordingly.

3  Operating expenses, net

---------------- ---------------    ----------    ----------   ---------------     ---------     ---------   ---------
                                                     2004/05                                       2003/04     2003/04
                                                   Half year                                     Half year   Full year
                 Before goodwill      Goodwill         Total   Before goodwill      Goodwill         Total       Total
                            GBPm          GBPm          GBPm              GBPm          GBPm          GBPm        GBPm
                      (unaudited)   (unaudited)   (unaudited)       (unaudited)   (unaudited)   (unaudited)   (audited)
---------------- ---------------    ----------    ----------   ---------------     ---------     ---------   ---------
Programming(i)               808             -           808               783             -           783       1,711
Transmission
and related
functions (i)                 87             -            87                77             -            77         146
Marketing                    258             -           258               215             -           215         396
Subscriber
management                   193             -           193               191             -           191         371
Administration
(ii)                         139            57           196               131            58           189         376
Betting                      106             -           106                86             -            86         175
                           1,591            57         1,648             1,483            58         1,541       3,175
---------------- ---------------    ----------    ----------   ---------------     ---------     ---------   ---------

(i) The amounts shown are net of GBP5 million (2003/04: half year GBP8 million; full year GBP11 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP14 million (2003/04: half year GBP13 million; full year GBP28 million) receivable in respect of the provision to third party broadcasters of spare transponder capacity.

(ii) Administration   costs  for  the  2003/04   full  year   include   goodwill
     amortisation of GBP119 million.

4  Exceptional items

----------------------------------------   ---------     ---------   ---------
                                             2004/05       2003/04     2003/04
                                           Half year     Half year   Full year
                                              charge        credit      credit
                                                GBPm          GBPm        GBPm
                                          (unaudited)   (unaudited)   (audited)
----------------------------------------   ---------     ---------   ---------

Loss on disposal of investments in joint
ventures (i)                                     (23)            -           -
Profit on disposal of fixed asset
investments (ii)                                   -             2          51
Amounts written back to fixed asset
investments, net (iii)                             -            24          24
Total non-operating exceptional items            (23)           26          75
----------------------------------------   ---------     ---------   ---------


2004/05

(i) Loss on disposal of investments in joint ventures

On 1 November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting for GBP14 million in cash, realising a loss on disposal of GBP23 million. This included the write back of GBP32 million of goodwill which had previously been written off to reserves, as permitted prior to the implementation of Financial Reporting Standard ("FRS") 10, "Goodwill and Intangible Assets".

2003/04

(ii) Profit on sale of fixed asset investments

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million.

On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million.

(iii) Amounts written back to fixed asset investments, net

The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, following the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million.

5  Tax on profit on ordinary activities

Analysis of charge in period:

-----------------------------------    ---------        ---------     ---------
                                         2004/05          2003/04       2003/04
                                       Half year        Half year     Full year
                                          charge           charge        charge
                                            GBPm             GBPm           GBPm
                                      (unaudited)      (unaudited)     (audited)
-----------------------------------    ---------        ---------     ---------
Current tax
UK corporation tax                            74               69           127
Adjustment in respect of prior
years                                         (8)              (8)           (8)
Total current tax charge                      66               61           119
-----------------------------------     --------         --------      --------
Deferred tax:
Origination and reversal of timing
differences                                   29                8            34
Decrease in estimate of recoverable
deferred tax asset in respect of
prior years                                    1                5             5
Total deferred tax charge                     30               13            39
-----------------------------------     --------         --------      --------
                                              96               74           158
-----------------------------------     --------         --------      --------

At 31 December 2004, a deferred tax asset of GBP12 million (2003/04: half year GBP18 million; full year GBP13 million) principally arising from UK losses in the Group has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

A deferred tax asset of GBP64 million (2003/04: half year GBP64 million; full year GBP64 million) has not been recognised in respect of trading losses in the Group's German holding companies of KirchPayTV and a deferred tax asset of GBP6 million (2003/04: half year GBP6 million; full year GBP6 million) arising principally on other timing differences has not been recognised, on the basis that these timing differences are not more likely than not to reverse.

A deferred tax asset of GBP450 million (2003/04: half year GBP450 million; full year GBP450 million) has not been recognised in respect of potential capital losses related to the Group's holding of KirchPayTV on the basis that these timing differences are not more likely than not to reverse. The Group has realised and unrealised capital losses in respect of football club and other investments estimated to be in excess of GBP25 million (2003/04: half year GBP21 million; full year GBP21 million) which have not been recognised as a deferred tax asset, on the basis that they are not more likely than not to be utilised and thus reverse.

6  Equity dividends

-----------------------------------       ---------      ---------    --------
                                            2004/05        2003/04     2003/04
                                          Half year      Half year   Full year
                                               GBPm           GBPm        GBPm
                                         (unaudited)    (unaudited)   (audited)
-----------------------------------       ---------      ---------    --------
Interim proposed dividend of 4.0p
(2003/04 half year: 2.75p; 2003/04
full year 2.75p) per Ordinary Share              77             53          53
Final proposed dividend of nil
(2003/04 half year: nil; 2003/04 full
year: 3.25p) per Ordinary Share                   -              -          63
                                                 77             53         116
-----------------------------------       ---------      ---------    --------

The Employee Share Ownership Plan ("ESOP") has waived its rights to dividends.

7  Earnings per share

Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's ESOP trust during the period.

Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's ESOP trust during the period plus the weighted average number of dilutive shares resulting from share options and other potential shares outstanding during the period (see below).

The weighted average number of shares in the period was:

---------------------------------------   -----------  -----------  -----------
                                              2004/05      2003/04      2003/04
                                            Half year    Half year    Full year
                                          Millions of  Millions of  Millions of
                                               shares       shares       shares
                                           (unaudited)  (unaudited)    (audited)
---------------------------------------   -----------  -----------  -----------
Ordinary Shares                                 1,939        1,938        1,940
ESOP trust shares                                  (4)          (2)          (2)
Basic shares                                    1,935        1,936        1,938
---------------------------------------   -----------  -----------  -----------
Dilutive Ordinary Shares from share
options and other potential Ordinary
Shares outstanding                                  2            6            8
Diluted shares                                  1,937        1,942        1,946
---------------------------------------   -----------  -----------  -----------

8  Intangible assets

The movement in the period was as follows:

----------------------------------                                  ----------
                                                                      Goodwill
                                                                          GBPm
                                                                    (unaudited)
----------------------------------                                  ----------

Net book value at 1 July 2004                                              417
Amortisation                                                               (57)
Net book value at 31 December 2004                                         360
----------------------------------                                  ----------

Goodwill of GBP272 million, GBP542 million and GBP5 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BIB") and WAPTV Limited respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with the Group strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the subsequent five years. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.


9  Fixed asset investments

------------------------------    -----------       -----------       --------
                                  31 December       31 December        30 June
                                         2004              2003           2004
                                         GBPm              GBPm           GBPm
                                   (unaudited)       (unaudited)      (audited)
------------------------------    -----------       -----------       --------
Investments in joint ventures
and associates                             25                34             33
Other investments                           2                 3              2
Total investments                          27                37             35
------------------------------    -----------       -----------       --------

Investments in joint ventures

On 1 November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting ("GSB") for GBP14 million in cash, realising a loss on disposal of GBP23 million. This included the write back of GBP32 million of goodwill which had previously been written off to reserves. The carrying value of this investment prior to disposal was GBP4 million.

Other investments

On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million. The carrying value of this investment prior to disposal was nil.

In the six months to 31 December 2003, the Group increased its provision against its remaining minority equity investments in football clubs by GBP9 million.

On 7 October 2003, the Group announced that it had sold its entire holding in Manchester United plc for GBP62 million, recognising a profit on disposal of GBP2 million following the release of GBP33 million provision previously held against the investment, effective as at 30 September 2003.

In August 2003, the Group sold its 9.9% equity investment in Chelsea Village plc, reducing the cost by GBP25 million and the provision by GBP19 million.

10 Reconciliation of movement in shareholders' funds

---------------   ---------   ---------   ---------   ---------   ---------   ---------     ---------  -------------
                                                                                Capital        Profit   Total equity
                      Share       Share        ESOP      Merger     Special  redemption      and loss  shareholders'
                    capital     Premium     reserve     reserve     reserve     reserve       account          funds
                       GBPm        GBPm        GBPm        GBPm        GBPm        GBPm          GBPm           GBPm
                 (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (unaudited)   (unaudited)    (unaudited)
---------------   ---------   ---------   ---------   ---------   ---------   ---------     ---------  -------------
At 1 July 2004          971       1,437         (30)        222          14           -        (2,524)            90
ESOP shares
utilised                  -           -           7           -           -           -             5             12
Profit for
the financial
period                    -           -           -           -           -           -           154            154
Dividends                 -           -           -           -           -           -           (77)           (77)
Transfer from
merger reserve            -           -           -         (36)          -           -            36              -
Write back
of goodwill               -           -           -           -           -           -            32             32
Share buy-back          (11)          -           -           -           -          11          (128)          (128)
At 31 December
2004                    960       1,437         (23)        186          14          11        (2,502)            83
---------------   ---------   ---------   ---------   ---------   ---------   ---------     ---------  -------------

Goodwill

In accordance with FRS 10, "Goodwill and Intangible assets", the Company has included the write off of GBP32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the Profit for the Financial Period (see note 4). The goodwill arose on the original purchase of GSB and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the GBP32 million charge to the profit and loss reserve.

Share option schemes

At 31 December 2004, the Group's ESOP held 3,784,392 Ordinary Shares in the Company at an average value of GBP6.18 per share. The 963,123 shares utilised during the period relate to the exercise of Long Term Incentive Plan, Equity Bonus Plan, Key Contributor Plan and Executive Share Option Scheme awards.

Purchase of own shares

On 12 November 2004, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97,000,000 Ordinary Shares. During the financial period, the Company purchased, and subsequently cancelled, 23 million Ordinary Shares at an average price of 557 pence per share, with a nominal value of GBP11 million, for a consideration of GBP128 million. This represents 1% of called-up share capital at the beginning of the financial period under review.

11  Notes to consolidated cash flow statement

a) Reconciliation of operating profit to operating cash flows

-----------------------------        ---------        ---------      ---------
                                       2004/05          2003/04        2003/04
                                     Half year        Half year      Full year
                                          GBPm             GBPm           GBPm
                                    (unaudited)      (unaudited)      (audited)
-----------------------------        ---------        ---------      ---------
Operating profit                           297              225            481
Depreciation                                48               58            102
Amortisation of goodwill and
other intangible fixed assets               57               58            119
Loss on disposal of tangible
fixed assets                                 -                1              1
Decrease in working capital                  7               62            182
Decrease in provisions                       -               (3)            (3)
Foreign exchange movement                   (2)               -              -
Net cash inflow from operating
activities                                 407              401            882
-----------------------------        ---------        ---------      ---------

b) Analysis of changes in net debt

----------------------------- ------------     ---------     ---------     ---------
                                                                            As at 31
                              As at 1 July                                  December
                                      2004     Cash flow      Exchange          2004
                                      GBPm          GBPm          GBPm           GBPm
                                  (audited)   (unaudited)   (unaudited)   (unaudited)
----------------------------- ------------     ---------     ---------     ---------
Overnight deposits                      73           144             -           217
Other cash                              63            (7)            -            56
                                       136           137             -           273
----------------------------- ------------     ---------     ---------     ---------
Short-term deposits                    338            94             2           434
Commercial paper                       173          (173)            -             -
Cash and liquid
resources                              647            58             2           707
----------------------------- ------------     ---------     ---------     ---------
Debt due after more than
one year                            (1,069)            -             -        (1,069)
Capital element of
finance leases                          (7)            -             -            (7)
Total debt                          (1,076)            -             -        (1,076)
----------------------------- ------------     ---------     ---------     ---------
Total net debt                        (429)           58             2          (369)
----------------------------- ------------     ---------     ---------     ---------


12  Regulatory update

European Commission investigation - Football Association Premier League Limited

The European Commission's investigation into the FAPL's joint selling of exclusive broadcast rights to football matches has not yet concluded: the Commission published a notice last year inviting third party comments on its intention to adopt a decision making commitments offered by the FAPL legally enforceable and to close its file. Among other things, these commitments address the next auction of rights by the FAPL for the 2007/08 and subsequent seasons. The outcome of this consultation has not yet been disclosed and the Commission has not yet adopted a decision.

The Commission confirmed last year in a "comfort letter" that, on the basis of the performance by Sky of certain commitments given by Sky to the Commission, it has fully and finally settled the Commission's other investigations in connection with Sky's bids for all rights in relation to FAPL matches throughout the 2004/05 to 2006/07 FAPL seasons and any resulting agreements between Sky and FAPL.

European Commission Investigation - Movie Contracts

The European Commission has announced in a press release (dated 26 October 2004) that it has settled and closed its investigations with a number of major US movie studios into the terms of which movies produced by them are supplied to distributors, including pay television operators, throughout the European Union. The investigations centred on the inclusion of "most favoured nations" (MFN) clauses in these studios' output agreements and the settlements centred on commitments offered by the studios to phase out all MFN clauses in their output agreements. The Commission stated in its press release that two studios had not, however, offered to phase out such clauses, in relation to which it appears that the Commission's case remains open. The Commission has not published any further statement or (final or provisional) decision indicating the actual terms on which it has closed its investigations.

European Commission Sector Inquiry - "New Media" Sports Rights

The European Commission has opened a sector inquiry regarding the conditions of provision of audio-visual content from sports events to internet and other "new media" companies such as 3G mobile operators. The European Commission has stated that the purpose of its investigation is to gain as clear and wide a view as possible of the availability of audio-visual sports rights in the European Union, so as to ascertain whether access by "new media" operators to such content is not unduly restricted. The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether the investigation will have a material effect on the Group.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 2 February 2005                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary